EXHIBIT 1

To the Holders of
CorTS Trust for JC Penney
Debentures Certificates Series 1999-1
CUSIP 220803100

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the CorTS Trust of JC Penney Debenture Certificates, Series 1999-1, hereby gives notice with respect to the Distribution occurring on March 1, 2000 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is:


Principal         Interest          Total Distribution
$0.00             $953.125               $953.125

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $4,000,000 aggregate principal amount of CorTS Trust for JC Penney Debentures Certificates due 2097 (the "Term Assets") are held for the above trust. The Term Assets are currently rated A3 by Moody's Investors Service, Inc. and A by Standard and Poor's Rating Group.

5. The Aggregate Certificate Principal Balance of Certificates at the close of business on the Distribution Date is $4,000,000.00


                      U.S. BANK TRUST NATIONAL ASSOCIATION